UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                                  DICUT, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                 253616 10 6
                                (CUSIP Number)

                               Pierre Quilliam
                           2150 Northwest Parkway, SE
                                   Suite H
                            Marietta, Georgia 30067
                               (770) 952-2654
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 18, 2002
                        (Date of event Which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. Not applicable

   (1)  Name of Reporting                     Pierre Quilliam
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  Canada
        Organization

                                  (7)  Sole Voting
                                       Power         5,321,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         5,321,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        5,321,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             28.6%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to shares of Common Stock, $0.001 par value (the "Common Stock") of Dicut, Inc. (the "Issuer"). The principal executive office of the Issuer is at 2150 Northwest Parkway SE, Suite H, Marietta, GA 30067.

Item 2. Identity and Background

This Schedule is filed on behalf of Pierre Quilliam of 2150 Northwest Parkway SE, Suite H, Marietta, GA 30067. Mr. Quilliam is President and Chief Financial Officer of the Issuer, whose place of business is located at 2150 Northwest Parkway SE, Suite H, Marietta GA 30067. The principal business of the Issuer is disaster recovery and data backup services.

Mr. Quilliam has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Quilliam has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Quilliam is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On November 18, 2002, Mr. Quilliam acquired 5,250,000 shares of Common Stock from Raj Kalra in satisfaction of a personal obligation of $200,000 that Mr. Kalra owed to Bisell Investments, Inc., a company controlled by Mr. Quilliam. The debt arose from services rendered to Mr. Kalra.

Prior to the acquisition of 5,250,000 shares from Mr. Kalra, Mr. Quilliam beneficially owned 31,000 shares that are owned by Bisell Investments, Inc., a company controlled by Mr. Quilliam.

Following the acquisition of 5,250,000 shares of Common Stock from Mr. Kalra, Mr. Quilliam gifted 50,000 shares to each of his three children, and 10,000 shares to a personal friend. Mr. Quilliam also transferred 90,000 shares to Bisell Investments, Inc.

On December 20, 2002, Mr. Quilliam acquired an additional 200,000 shares of Common Stock from the Issuer as a bonus for services rendered.

Item 4. Purpose of the Transaction

Mr. Quilliam effected the transaction reported in this statement for investment purposes and to settle a personal liability of Mr. Kalra.

On November 22, 2002, the Issuer's board of directors voted to amend its Certificate of Incorporation to create two classes of Common Stock (the "Reclassification Amendment"). The Reclassification Amendment will result in the Issuer being authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.001 per share, and 5,000,000 shares of Class B Common Stock, par value $0.001 per share. The rights, privileges and preferences of the Class A and B Common Stock are as follows:

Dividends and Distributions. Each share of Class A Common Stock and each share of Class B Common Stock shall have identical rights with respect to dividends and distributions (including distributions in connection with any recapitalization, and upon liquidation, dissolution or winding up of the Corporation; provided, that dividends or distributions payable on Common Stock in shares of Common Stock shall be made only to all holders of Common Stock, and may be made only in shares of Class A Common Stock to the record holders of Class A Common Stock and in shares of Class B Common Stock to the record holders of Class B Common Stock.

Shareholder Votes. On each matter that the holders of Common Stock are entitled to vote, each share of Class A Common Stock shall be entitled to one (1) vote per share and each share of Class B Common Stock shall be entitled to twenty (20) votes per share.

Election of Directors. In the event there are any shares of Class A Common Stock and Class B Common Stock outstanding at the same time, then the holders of the Class B Common Stock shall be entitled to elect the following number of total directors: (a) if there are an even number of total directors, one-half of the total number of directors plus one; and
(b) if there are an odd number of directors, one-half of the total number of directors plus one-half.

Reclassification of Existing Shares. Each share of Common Stock outstanding on the effective date of the Reclassification Amendment shall be automatically converted into one (1) share of Class A Common Stock, and all outstanding securities convertible or exchangeable into shares of Common Stock shall become convertible or exchangeable an equal number of shares of Class A Common Stock.

The Issuer's board of directors also approved a resolution permitting Messrs. Kalra and Quilliam to each convert 1,000,000 shares of the shares of Class A Common Stock that each will receive pursuant to the Reclassification Amendment into an equal number of shares of Class B Common Stock. Because of the enhanced rights that holders of Class B Common Stock will have to vote on matters submitted to shareholders and on the election of directors, Messrs. Kalra and Quilliam will effectively control the Issuer, including in the election of a majority of the board of directors at all times and with respect to any matter submitted to a vote of shareholders.

Mr. Quilliam voted for the Reclassification Amendment in his capacity as a director. In addition, the Reclassification Amendment has been approved by the consent of shareholders holding a majority of the outstanding shares, including Mr. Quilliam. However, in accordance with SEC Rule 14c-2, the Reclassification Amendment will not become effective until twenty
(20) days after the Issuer has mailed to shareholders a Schedule 14C. The Issuer has filed a Preliminary Schedule 14C with the Securities and Exchange Commission with respect to the Reclassification Amendment, and is awaiting comments or approval thereof.

Other than as set forth above, (a)-(d) Mr. Quilliam has no present plan to
(i) acquire additional securities of the Issuer, except pursuant to compensation plans of the Issuer, or to dispose of securities of the Issuer, (ii) effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the acquisition of other companies in the same business as the Issuer, (iii) participate in or effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, and (iv) effect any change in the board of directors, (v) effect any change in the present capitalization or dividend policy of the Issuer.

(e)-(g) Mr. Quilliam may effect changes in the Issuer's capitalization as necessary to enable the Issuer to raise capital or to issue shares to acquire other companies in the same industry as the Issuer, including the changes described above. Mr. Quilliam has no present plans to make any changes that would impede the ability of another person to obtain control over the Issuer, other than the changes described above.

(h)-(j) Mr. Quilliam has no present plan to (i) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act or
(iii) cause or take any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer

The text of Item 5 of the Existing Statement is amended and restated in its entirety to read as follows:

(a) Pierre Quilliam is the direct owner of 5,200,000 shares (27.9%) of Common Stock of the Issuer, and the indirect owner of 121,000 shares (.6%) of Common Stock of the Issuer that are owned by Bisell Investments, Inc., a company controlled by Mr. Quilliam, for total beneficial ownership of 5,321,000 shares of Common Stock, which constitutes 28.6% of the Common Stock issued and outstanding based on 18,619,588 shares outstanding.

Notwithstanding the foregoing, if Mr. Quilliam and Raj Kalra are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then Mr. Quilliam may be deemed to beneficially own an additional 5,450,000 shares of Common Stock beneficially owned or controlled by Mr. Kalra, or an additional 29.3% of the shares of Common Stock issued and outstanding. Mr. Quilliam expressly disclaims beneficial ownership of the shares of Common Stock owned and held by Mr. Kalra.

Notwithstanding the foregoing, if Mr. Quilliam and his children are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then Mr. Quilliam may be deemed to beneficially own an additional 160,000 shares of Common Stock beneficially owned or controlled by them, or an additional 0.8% of the shares of Common Stock issued and outstanding. Mr. Quilliam expressly disclaims beneficial ownership of the shares of Common Stock owned and held by his three children.

(b) Mr. Quilliam has the sole power to vote and dispose of all shares beneficially owned by him.

(c) Except as described herein, Mr. Quilliam has not effected any transactions in the Issuer's Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Quilliam and another director, Raj Kalra, have an oral understanding to (a) nominate and vote for each other as directors of the Issuer, (b) vote as directors to permit each to exchange 1,000,000 shares of Class A Common Stock for an equal number of shares of Class B Common Stock (when and if the Reclassification Amendment is effected), (c) vote as directors to deny the Issuer the authority to issue any other shares of Class B Common Stock to any other party, (d) allow Mr. Quilliam to nominate one additional person to serve on the board of the Issuer (which right has not been exercised to date), and (e) allow Mr. Kalra to nominate two additional persons to serve on the board of the Issuer (which right has not been exercised to date).

Item 7. Materials to be Filed as Exhibits

None.

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Pierre Quilliam
                                    PIERRE QUILLIAM, Individually


Dated: February 19, 2003